Exhibit 22
Guarantor Subsidiary of Newmont Corporation

The following subsidiary of Newmont Corporation (the "Company") was, as of March 31, 2022, guarantor of the Company's (i) 2.800% Senior Notes due 2029, (ii) 2.250% Senior Notes due 2030, (iii) 2.600% Sustainability-Linked Senior Notes due 2032; (iv) 5.875% Senior Notes due 2035, (v) 6.250% Senior Notes due 2039, (vi) 4.875% Senior Notes due 2042, and (vii) 5.450% Senior Notes due 2044:

Name	Incorporation
Newmont USA Limited	Delaware

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